5/26

04030412

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: TNR ~~Gold Corp~~ Resources Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 26 2004
THOMSON FINANCIAL B

**NEW ADDRESS

FILE NO. 82- 4434

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/26/04

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR GOLD CORP. (formerly TNR Resources Ltd.)	03	12	31	04	03	25

ISSUER ADDRESS: 620 – 650 WEST GEORGIA STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670	ISSUER TELEPHONE NO. 604-687-7551
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-687-7551
CONTACT EMAIL ADDRESS info@tnrgoldcorp.com		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	04	05	17
[signature] Paul Chung	PAUL CHUNG	04	05	17

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended December 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended December 31, 2003.

2. See Note 11 of the attached consolidated financial statements for the year ended December 31, 2003.

3. a) For the year ended December 31, 2003, the Company consolidated its outstanding common shares on a basis of four old shares for one new share. The common shares issued per below are on a post consolidated basis:

Date	Type of Security	Type of Issue	Number of Securities	Price per Share/Unit	Total Value	Type of Consideration
January 3, 2003	Common shares	Exercise of options	69,500	$ 0.15	$ 41,700	Cash
February 5, 2003	Common shares	Finder's fee on property acquisitions	50,000	0.20	40,000	Commission
February 7, 2003	Common shares	Exercise of warrants	300,000	0.10	120,000	Cash
April 15, 2003	Common shares	Exercise of warrants	125,000	0.10	50,000	Cash
May 1, 2003	Common shares	Property acquisition	62,500	0.10	25,000	Property
June 19, 2003	Common shares	Settlement of debt	76,923	0.13	40,000	Debt settlement
September 12, 2003	Common shares	Exercise of warrants	250,000	0.29	72,500	Cash
September 18, 2003	Common shares	Settlement of debt	332,169	0.15	50,000	Debt settlement
October 21, 2003	Common shares	Mineral property option	400,000	0.25	100,000	Mineral property interest
December 3, 2003	Units	Private placement	2,429,500	0.22	534,490	Cash
December 3, 2003	Units	Private placement	129,465	0.22	28,483	Finders' fees
December 15, 2003	Common shares	Exercise of warrants	150,000	0.29	43,500	Cash

b) For the year ended December 31, 2003, incentive stock options were granted as follows:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date
September 3, 2003	Employees	150,000	$ 0.22	September 3, 2005
September 3, 2003	Greg Johnson	25,000	0.22	September 3, 2005
September 3, 2003	Paul Chung	70,000	0.22	September 3, 2005
September 3, 2003	Michael Armstrong	25,000	0.22	September 3, 2005
September 3, 2003	Chris Herald	25,000	0.22	September 3, 2005
September 3, 2003	Gary Schellenbeurg	100,000	0.22	September 3, 2005
September 3, 2003	Heather Schellenberg	33,000	0.22	September 3, 2005

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. a) Authorized: 90,000,000 common shares without par value
   10,000,000 Class "A" non-voting convertible redeemable shares without par value

   b) Issued: 13,479,227 common shares with a stated value of $12,034,401
   1,974,907 Class "A" shares with a stated value of $Nil

   c) See Note 12 of the attached consolidated financial statements for the year ended December 31, 2003.

   d) See Note 12 of the attached consolidated financial statements for the year ended December 31, 2003.

5. List of directors and officers: Gary Schellenberg - Director and President
   Paul Chung – Director and Secretary
   Michael Armstrong - Director
   Chris Herald – Director
   Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business and Overview of Operations and Financial Condition

The following discussion and analysis, prepared as of May 12, 2004, should be read together with the audited consolidated financial statements for the year ended December 31, 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Since incorporation in 1988, TNR Gold Corp. ("the Company") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on, the Shotgun Project joint-ventured with NovaGold Resources Inc., the La Carolina Project in Argentina joint-ventured with Geocom Resources Inc., the Illiamna Lake project joint-ventured with Geocom Resources Inc. and BHP Billiton in Alaska, the Opikeigen Lake Gold Project in Ontario joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc., and the Los Azules property in Argentina joint-ventured with Xstrata plc of Australia.

The following is a summary of significant events and transactions that occurred during the period:

__Alaska Claims__

1. In February 2003, the Company announced results from its 2002 Rock Creek, Alaska, exploration program, a joint venture with NovaGold Resources Inc. The first shift of drilling consisted of eleven HQ core holes totalling 741 meters, which intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization.
2. In April 2003, due to the inability to fund both the Shotgun and Rock Creek properties, the Company announced a restructured agreement with NovaGold on the Shotgun gold project in Alaska and the termination of the Rock Creek option. Under the terms of the agreement, the Company can earn up to a 50% interest in certain unpatented mineral claims by spending US$3,000,000 on exploration by May 2006. The Company issued 462,500 common shares valued at $140,000 as a first step in earning its 50% interest.
3. In May 2003, the Company and Geocom Resources Inc. announced a formal agreement where Geocom can earn up to a 75% interest in the Company's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s Iliamna Project in Alaska. The Company issued 50,000 common shares with a value of $40,000 as a finders' fee. In August 2003, all the necessary permits had been approved for a 2003 drill program.
4. In September 2003, the Company announced that exploration crews were mobilized to the Shotgun Project in the Kuskokwim District in western Alaska.

__Argentina Claims__

1. In May 2003, Geocom Resources Inc. signed an option agreement with the Company to acquire a 75% interest in the Company's La Carolina Project in the Sierra San Luis Mountains of Central Agentina.
2. In June 2003, the Company announced that it had entered into a letter of understanding with MIM Argentina Exploraciones, SA Ltd. ("MIM"), granting MIM to acquire a 100% interest in the Company's Los Azules copper-gold project in Argentina.

__Ontario Claims__

1. In February 2003, an exploration program commenced on the Opikeigen Lake Project optioned from Slam Exploration Ltd., and Pure Gold Minerals Inc. A crew was expected to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones.
2. In October 2003, it was announced that the option agreement (first announced October 2002) over the Opikeigan Lake project, between the Company, Slam Exploration Ltd., and Pure Gold Minerals Inc. had been amended. Under the amended agreement, the Company will have the right to acquire a 50% interest in the project by spending a total of $500,000 over the first three years on exploration and project maintenance including taxes.

Other Events and Transactions

1. Effective June 25, 2003, the Company consolidated its share capital on a four-to-one basis in order to obtain financing for its ongoing exploration projects. The Company also changed its name from TNR Resouces Ltd to TNR Gold Corp. In conjunction, its trading symbol was changed to "TNR". It's new CUSIP number is be 87260A 10 9.
2. During the year, the Company issued 409,092 post-consolidated common shares to settle $90,000 in long-term debt
3. During the year the Company issued a total of 825,000 common shares for gross proceeds of $286,000 from the exercise of warrants.
4. In January 2003, the Company issued 69,500 post-consolidated common shares for gross proceeds of $41,700 from the exercise of stock options.
5. In August 2003, the Company re-priced a total of 3,000,000 share purchase warrants with varying exercise prices and expiry dates to a new exercise price of $0.29.
6. In September 2003, the Company granted 428,000 stock options to certain directors and employees exercisable at $0.22 until September 3, 2005.
7. In November 2003, the Company issued $150,000 in convertible debt bearing interest at 8% per annum, maturing November 7, 2004.
8. In December 2003, the Company issued 2,429,500 common shares for gross proceeds of $534,490 from a private placement.

Selected Annual Information

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Total revenues	$ 33,723	$ 2,013	$ 20,480
Net loss before extraordinary items	669,516	600,682	206,902
Net loss	669,516	1,206,206	206,902
Basic and diluted loss per share	(0.07)	(0.21)	(0.01)
Total assets	4,223,710	3,467,082	2,571,064
Total long-term liabilities	-	50,000	90,000
Cash dividends	-	-	-

The Company has earned interest revenue from cash and investments held in banks and from the sale of securities held as short term investments. During the fiscal year ended 2002, there was a write-off of mineral property interests and deferred costs totaling $607,537 resulting in a substantial loss for the year. Additional mineral claims have been acquired and more exploration work conducted resulting in an increase in total assets.

Results of Operations

The Company incurred a net loss of $669,516 (2002 - $1,206,206), comprised of some of the following significant expenses: $12,000 (2002 - $12,000) in administration fees; $31,910 (2002 - $52,609) in administration expenses for the subsidiary's office in Argentina; $74,986 (2002 - $34,346) in consulting fees; $10,522 (2002 - $20,445) in filing and registration fees; $30,000 (2002 - $30,000) in management fees; $20,560 (2002 - $29,084) in office and miscellaneous costs; $106,073 (2002 - $84,226) in professional fees (audit, accounting and legal); $159,251 (2002 - $10,000) in property investigation costs; $42,000 (2002 - $34,000) in office rent; $114,576 (2002 - $140,377) in shareholder communications of which $114,576 (2002 - $140,023) relates to investor relations and $Nil (2002 - $354) to shareholder costs; $10,974 (2002 - $7,978) in transfer agent fees and $24,975 (2002 - $45,324) in travel and promotion.

The Company also earned $7,308 (2002 - $2,013) in interest income and $26,415 (2002 - $Nil) as a gain on the sale of marketable securities.

Most expenses are comparable to the previous period except for the substantial increase in property investigation costs which resulted when the Company decided to investigate and perform due diligence on potential new mineral claims. During the period the Company wrote-down mineral property interests and deferred exploration costs totaling $Nil (2002 - $607,537) on mineral properties that it deemed not economically feasible. Professional fees were also higher due to an increase in accounting and legal work required to complete the Company's share consolidation and name change that took place during the year.

During the period the Company incurred $812,984 of exploration expenses, which were directed to its Argentina, US operations and Canadian operations compared to $226,749 for the same period last year.

Summary of Quarterly Results

	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003	Three Months Ended March 31, 2003
Total assets	$ 4,223,710	$ 3,607,492	$ 3,511,493	$ 3,581,271
Mineral properties and deferred costs	3,848,267	3,379,477	3,141,920	3,066,418
Working capital (deficiency)	(94,570)	48,153	199,603	333,091
Shareholders' equity	3,765,585	3,433,497	3,347,911	3,356,417
Revenues	20,764	2,564	1,752	8,643
Net Loss	(342,705)	(88,404)	(123,506)	(114,901)
Earnings (loss) per share	(0.03)	(0.01)	(0.01)	(0.01)

	Three Months Ended December 31, 2002	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002
Total assets	$ 3,467,082	$ 3,650,790	$ 2,854,331	$ 2,565,777
Mineral properties and deferred costs	2,914,783	3,042,931	2,612,974	2,546,820
Working capital (deficiency)	397,406	513,747	180,756	(68,693)
Shareholders' equity	3,269,618	3,510,193	2,716,477	2,392,206
Revenues	1,425	560	12	16
Net Loss	(987,640)	(80,784)	(74,229)	(63,553)
Earnings (loss) per share	(0.16)	(0.02)	(0.02)	(0.01)

Significant changes in key financial data from 2003 to 2002 can be attributed to the write-down of various mineral properties and related deferred exploration costs and revenues generated from interest income and the sale of various short term investments. Also, the working capital position of the Company has changed over the period. This resulted from debt and equity financing that has provided a source of funds. Then over the two year period, the Company has spent the funds to acquire additional mineral claims and incurred exploration expenses.

Liquidity

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2003	2002
Working capital (deficiency)	$ (94,570)	$ 397,406
Deficit	(8,614,313)	(7,944,797)

Net cash used in operating activities for the year was $518,345 compared to net cash used of $444,354 during the same period from last year. The cash used in operating activities for period consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for investing activities for period was $392,181 compared to net cash used during the previous period of $1,161,610. Cash used during the current period consists primarily of expenditures of $812,984 on deferred exploration costs. Similar costs during the previous period were $784,286. The Company also received proceeds of $71,415 from the sales of marketable securities.

Financing activities provided cash of $988,990 during the current period, compared to $1,686,800 for the previous period. This resulted from net proceeds from the issuance of common shares of $838,990 and $150,000 of proceeds from issuance of a convertible debenture. The previous year's financing activities were all attributed to issuance of common shares.

Capital Resources

In January 2003, the Company issued 69,500 common shares on the exercise of stock options for proceeds of $41,700.

At various times during the year, the Company issued a total of 825,000 common shares on the exercise of warrants for proceeds of $286,000.

In November 2003, the Company issued a convertible debenture with a face value of $150,000, bearing interest at 8% per annum (payable quarterly), maturing November 7, 2004. The debenture is convertible into common shares at the option of the holder at $0.25 per share. For each common share issued there is attached a share purchase warrant which entitles the holder thereof to purchase another common share of the Company at $0.25 per share until November 7, 2005. A finder's fee of $10,500 was paid during the year.

On December 3, 2003, the Company issued 2,429,500 units at a price of $0.22 per unit for gross proceeds of $534,490. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.25 expiring December 3, 2005. A finder's fee of $12,700 and 129,465 units was paid as compensation for the placement.

The Following are expenditures that the Company is required to make in order maintain its mineral claims and agreements in good standing:

<u>Shotgun Claims (Alaska)</u>

The Company is required to incur exploration expenditures totaling US$3,000,000 by May 31, 2006. The Company is required to have incurred exploration expenditures totaling US$1,000,000 on or before May 31, 2004. The Company is currently negotiating with the optionor to extend the deadline.

Lake Illiamna-Bristol Bay (Alaska)

The Company is required to incur exploration costs of not less than US$800,000 on or before September 30, 2004.

Related Party Transactions

Included in accounts payable and accrued liabilities are amounts due to related parties at December 31, 2003 totalling $188,219 (2002 - $10,031) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

The fair value of the amounts due to or from related parties cannot be determined as there are no specific terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2002 - $30,000) to a director.
b) Paid or accrued administration fees of $12,000 (2002 - $12,000) to a person related to a director.
c) Paid or accrued deferred exploration costs of $162,352 (2002 - $127,286) to a company controlled by common directors and $5,666 (2002 - $Nil) to a company controlled by a director.
d) Paid or accrued rent of $42,000 (2002 - $34,000) to a company controlled by a common director.
e) Paid or accrued consulting fees of $49,200 (2002 - $15,500) to a director and a company controlled by a director.
f) Paid or accrued property investigation of $159,051 (2002 - $10,000) to a company controlled by common directors.
g) Recognized stock-based compensation of $29,874 to directors, which was expensed to operations.
i) Subject to regulatory approval, the Company optioned 75% interest in the La Carolina Property, to a corporation in which a director of the Company is a director of the corporation.
j) Subject to regulatory and shareholders' approval, the Company optioned 50% interest in Las Carachas to a corporation in which a director of the company is a director of the corporation.
k) Subject to regulatory approval, the company optioned 75% interest in Lake Illiamma-Bristol Bay as outlined in Note 6, to a corporation in which a director of the Company is a director of the corporation.

These transactions were in the normal course of operations and are measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policy

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Financial Instruments

The Company's financial instruments consist of cash, funds held in trust, receivables, marketable securities, accounts payable and accrued liabilities and convertible debenture. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Alaska and Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Supplementary Information

Outstanding Share Data

	Number of Shares	Amount	Contributed Surplus
Authorized			
90,000,000 common shares, without par value			
10,000,000 Class "A" non-voting convertible redeemable shares, without par value			
Issued			
13,479,227 common shares, without par value			
1,974,907 Class "A" shares with a stated value of $Nil			
Balance, December 31, 2002	9,104,170	11,013,150	201,265
Private placement	2,429,500	394,900	139,590
Finder's fee on private placement	129,465	21,043	7,439
Finder's fee on private placement	-	(21,043)	(7,439)
Issuance costs, commissions	-	(12,700)	-
Exercise of warrants – finder's fee on mineral properties	425,000	226,351	(56,351)
Exercise of warrants – private placement	400,000	116,000	-
Exercise of stock options	69,500	41,700	-
Acquisition of mineral properties	462,500	125,000	-
Settlement of long-term debt	409,092	90,000	-
Finder's fee on mineral properties	50,000	40,000	-
Stock-based compensation	-	-	45,993
Balance, December 31, 2003	13,479,227	$ 12,034,401	$ 330,497

As at December 31, 2003, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
297,500	$ 0.60	October 20, 2004
200,000	0.64	November 24, 2004
428,000	0.22	September 3, 2005

At December 31, 2003, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date

2,187,500	$ 0.29	August 2, 2004
412,500	0.29	September 2, 2004
450,000	0.40	September 17, 2004
337,500	0.29	November 14, 2004
250,000	1.80	November 18, 2004
2,558,965	0.25	December 3, 2005

Mineral Property Expenditures

	Solitario Properties, Argentina	Opikeigen Lake, Ontario	Spring Gold Claims, New Brunswick	Shotgun Claims, Alaska	Lake Illiamma -Bristol Bay, Alaska	Total 2003
Deferred exploration costs, beginning of year	$ 1,999,136	$ 2,504	$ 94,124	$ 21,392	$ -	$ 2,117,156
Additions during the year						
Administrative	-	4,470	121	11,748	1,650	17,989
Airborne surveying	-	-	-	312,350	-	312,350
Assaying	-	-	780	16,571	-	17,351
Field expenditures	5,181	27,318	-	91,579	-	124,078
Field personnel	96,829	40,794	-	60,868	-	198,491
Geological consulting	55,311	26,350	5,820	27,138	2,650	117,269
Legal	6,764	-	-	-	-	6,764
Miscellaneous	1,016	2,484	35	484	-	4,019
Property leases and taxes	2,010	-	-	350	-	2,360
Transportation and freight	7,896	-	-	4,417	-	12,313
	175,007	101,416	6,756	525,505	4,300	812,984
Costs recovered	(25,000)	-	(19,500)	-	-	(44,500)
Deferred exploration costs, end of year	$ 2,149,143	$ 103,920	$ 81,380	$ 546,897	$ 4,300	$ 2,885,640

Investor Relations

During the 2002 fiscal year end, the Company had retained Michael Baybak and Company and Capital Associates to provide media and investor relation services to publicize the Company's exploration activities and to promote the company to the media and to potential shareholders. During the period, the Company paid or accrued $10,926 (2002 - $57,288) to Michael Baybak and Company and their agreement was terminated effective September 30, 2003. Capital Associates was paid $60,000 (2002 - $55,000) in investor relation fees. The Company also utilizes in-house staff to answer investor calls, update and maintain the Company's website and prepare marketing materials. These costs amounted to $35,660 (2002 - $18,125). The Company also paid or accrued $7,990 (2002 - $9,964) in shareholder costs related to news release dissemination and shareholder mailings.

Subsequent Events

Subsequent to December 31, 2003 the Company:

a) Issued 435,000 common shares at $0.29 per share pursuant to the exercise of share purchase warrants.

b) Issued 100,000 common shares valued at $30,000 pursuant to the Opikeigen Lake mineral property agreement.

c) Repriced 297,500 incentive stock options granted to employees, directors and consultants expiring October 20, 2004 from $0.60 to $0.32 per share.

d) Repriced 200,000 incentive stock options granted to employees, directors and consultants expiring November 24, 2004 from $0.64 to $0.32 per share.

Other Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com

TNR GOLD CORP.
(formerly TNR Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AUDITORS' REPORT

To the Shareholders of
TNR Gold Corp. (formerly TNR Resources Ltd.)

We have audited the consolidated balance sheets of TNR Gold Corp. (formerly TNR Resources Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company

Vancouver, Canada

Chartered Accountants

March 25, 2004

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2003	2002
ASSETS		
Current		
Cash	$ 181,995	$ 89,482
Funds held in trust	8,881	22,930
Restricted cash	-	329,888
Receivables	19,691	16,651
Marketable securities (Note 3)	65,000	20,000
Note receivable (Note 4)	-	65,919
Prepaid expenses	87,988	-
	363,555	544,870
Equipment (Note 5)	2,937	7,429
Mineral property interests (Note 6)	962,627	797,627
Deferred exploration costs (Note 7)	2,885,640	2,117,156
Deferred financing costs (Note 8)	8,951	-
	$ 4,223,710	$ 3,467,082

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

Continued...

	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 320,924	$ 107,464
Current portion of long-term debt (Note 9)	-	40,000
Convertible debenture (Note 10)	137,201	-
	458,125	147,464
Long-term debt (Note 9)	-	50,000
	458,125	197,464
Shareholders' equity		
Capital stock (Note 12)	12,034,401	11,013,150
Equity component of convertible debenture (Note 10)	15,000	-
Contributed surplus (Note 12)	330,497	201,265
Deficit	(8,614,313)	(7,944,797)
	3,765,585	3,269,618
	$ 4,223,710	$ 3,467,082

Nature and continuance of operations (Note 1)

Subsequent events (Note 17)

On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2003	2002
EXPENSES		
Administration fees	$ 12,000	$ 12,000
Amortization	4,492	1,867
Argentina administration	31,910	52,609
Consulting	74,986	34,346
Filing fees	10,522	20,445
Interest	5,521	-
Management fees	30,000	30,000
Office and miscellaneous	20,560	29,084
Professional fees	106,073	84,226
Property investigation	159,251	10,000
Rent	42,000	34,000
Shareholder communications	114,576	140,377
Stock-based compensation (Note 12)	45,993	83,866
Transfer agent fees	10,974	7,978
Travel and promotion	24,975	45,324
Wages and benefits	3,279	14,560
	(697,112)	(600,682)
OTHER ITEMS		
Gain on sale of marketable securities	26,415	-
Interest income	7,308	2,013
Loss on settlement of note receivable (Note 4)	(6,127)	-
Write-off of mineral property interests (Note 6)	-	(50,000)
Write-off of deferred exploration costs (Note 7)	-	(557,537)
	27,596	(605,524)
Loss for the year	(669,516)	(1,206,206)
Deficit, beginning of year	(7,944,797)	(6,738,591)
Deficit, end of year	$ (8,614,313)	$ (7,944,797)
Basic and diluted loss per common share	$ (0.07)	$ (0.21)
Weighted average number of common shares outstanding	9,914,525	5,808,922

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (669,516)	$ (1,206,206)
Items not affecting cash:		
Accretion of liability component of convertible debt	2,201	-
Accrued interest on note receivable	(5,208)	(919)
Amortization	4,492	1,867
Deferred finance charge	1,549	-
Loss on settlement of note receivable	6,127	-
Gain on sale of marketable securities	(26,415)	-
Stock-based compensation	45,993	83,866
Write-off of mineral property interests	-	50,000
Write-off of deferred exploration costs	-	557,537
Changes in non-cash working capital items:		
Increase in receivables	(3,040)	(10,158)
Increase in accounts payable and accrued liabilities	213,460	79,659
Increase in prepaid expenses and deposits	(87,988)	-
Cash flows used in operating activities	(518,345)	(444,354)
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	329,888	(329,888)
Equipment purchased	-	(4,936)
Deferred exploration costs	(812,984)	(784,286)
Recovery of deferred exploration costs	19,500	22,500
Note receivable	-	(65,000)
Proceeds from sale of marketable securities	71,415	-
Cash flows used in investing activities	(392,181)	(1,161,610)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	862,190	1,738,500
Share issuance costs	(12,700)	(51,700)
Proceeds from issuance of convertible debenture	150,000	-
Deferred financing costs	(10,500)	-
Cash flows provided by financing activities	988,990	1,686,800

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

		2003		2002
Continued...				
Increase in cash during the year		78,464		80,836
Cash, beginning of year		112,412		31,576
Cash, end of year	$	190,876	$	112,412
Cash position represented by:				
Cash	$	181,995	$	89,482
Funds held in trust		8,881		22,930
	$	190,876	$	112,412

Supplemental disclosures with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and is in the business of exploring and developing its mineral property interests. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

During the current fiscal year, the Company changed its name and consolidated its outstanding common shares on the basis of four old shares for one new share. All references to number of common shares and per common share amounts have been retroactively restated to reflect the consolidation, unless otherwise noted.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether the interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2003	2002
Working capital (deficiency)	$ (94,570)	$ 397,406
Deficit	(8,614,313)	(7,944,797)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina S.A. and Compania Minera San Juan S.A., companies incorporated in Argentina. All significant inter-company balances and transactions have been eliminated.

Marketable securities

Marketable securities are recorded at the lower of cost or market value on an aggregate basis. Realized gains or losses on sale of securities are determined based on specific cost basis.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided annually over the estimated useful life using the following methods:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management's determination for impairment is based on: i) whether the Company's exploration programs on the mineral property interests has significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are not promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are sufficient to conduct necessary studies or exploration work.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cost of maintaining mineral property interests

The Company does not accrue the estimated future costs of maintaining its mineral property interests in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal of property, plant and equipment and site restoration costs as required due to environmental laws or contracts.

Deferred financing costs

Deferred financing costs are recorded at cost and are amortized over the life of the instrument that they relate to.

Government grants

Government assistance is recorded when received as either a cost recovery in deferred exploration costs or credited in the statement of operations as determined by the terms and conditions of the agreement under which the assistance is provided to the Company.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which recommends that stock options granted to employees and non-employees be accounted for at fair value. This section also permits, and the Company adopted, the use of the intrinsic value-based method for valuing stock options granted to employees. Under this method, compensation cost for options granted to employees is recognized only when the market price exceeds the exercise price at date of grant. However, pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted is required.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation (cont'd...)

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	2003	2002
Tenke Mining Corporation	$ -	$ 20,000
Dasher Exploration Ltd. ("Dasher") 433,333 common shares with a market value of $138,667 (2002 - $Nil)	65,000	-
	$ 65,000	$ 20,000

The Company entered into a share purchase option agreement to sell its 433,333 common shares of Dasher for $0.25 per share. The option agreement expires on May 31, 2004. At December 31, 2003, no shares had been sold under the share purchase option agreement.

4. NOTE RECEIVABLE

The note receivable was due from Dasher, a public company with a common director, bearing interest at 12% per annum and repayable by May 19, 2003. The note was settled in full on receipt of 433,333 common shares of Dasher valued at $65,000 (Note 3), recording a loss of $6,127, being accrued interest forgiven.

	2003	2002
Principal amount	$ -	$ 65,000
Accrued interest	-	919
	$ -	$ 65,919

5. EQUIPMENT

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 8,309	$ 8,309	$ -	$ 8,309	$ 6,856	$ 1,453
Computer equipment	4,936	1,999	2,937	11,444	5,468	5,976
	$ 13,245	$ 10,308	$ 2,937	$ 19,753	$ 12,324	$ 7,429

6. MINERAL PROPERTY INTERESTS

	December 31, 2002	Additions	December 31, 2003
Argentina			
Solitario Properties	$ 595,728	$ -	$ 595,728
Canada			
Opikeigen Lake (Ontario)	49,500	-	49,500
Spring Gold Claims (New Brunswick)	10,000	-	10,000
United States			
Shotgun Claims (Alaska)	142,399	125,000	267,399
Lake Illiamna–Bristol Bay (Alaska)	-	40,000	40,000
	$ 797,627	$ 165,000	$ 962,627

	December 31, 2001	Additions	Write-offs	December 31, 2002
Argentina				
Solitario Properties	$ 595,728	$ -	$ -	$ 595,728
Canada				
Opikeigen Lake (Ontario)	-	49,500	-	49,500
Spring Gold Claims (New Brunswick)	-	10,000	-	10,000
United States				
Shotgun Claims (Alaska)	-	142,399	-	142,399
Lake Illiamna-Bristol Bay (Alaska)	-	-	-	-
Rock Creek Claims (Alaska)	-	50,000	(50,000)	-
	$ 595,728	$ 251,899	$ (50,000)	$ 797,627

Title to mineral property interests

Title to mineral property interests involve certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.

6. MINERAL PROPERTY INTERESTS (cont'd...)

Solitario Properties (Argentina)

The Company holds a 100% interest in 14 mineral property interests located in Northwest Argentina. To date the Company has exploration data on seven of the mineral property interests, but no exploration data on seven remaining mineral property interests. It is the intention of the Company to explore the seven remaining mineral properties itself or in joint ventures with other interested parties. During fiscal 2002 and 2003, the Company entered into agreements with respect to the mineral property interests as follows:

Batidero Property (Argentina)

The Company granted an option to Tenke Mining Corp. ("Tenke") to acquire a 75% interest in the Batidero mineral properties. As consideration, Tenke was required to issue to the Company 100,000 common shares by July 1, 2005 (to date, 50,000 shares received for a value of $45,000) and to incur exploration expenses totalling $1,500,000 as follows:

a) $850,000 on or before June 30, 2005 (incurred to December 31, 2003 – $683,524) and

b) an additional $650,000 on or before June 30, 2006.

La Carolina Property (Argentina)

Subject to regulatory approval, the Company granted an option to Geocom Resources Inc. ("Geocom"), a company with a common director, to acquire a 75% interest in the La Carolina Property in San Luis, Argentina.

Pursuant to the agreement, Geocom can earn its interest by incurring exploration expenditures totaling US$2,000,000 over four years at a minimum of US$100,000 per year, and by issuing 50,000 common shares each year on or before April 30, 2004 to 2007.

If Geocom fails to meet the minimum exploration payments it will issue 50,000 common shares to the Company in lieu of US$100,000 minimum exploration expenditures.

Las Carachas Property (Argentina)

The Company signed a Letter of Intent with Secureview Systems Inc. ("Secureview"), a company with common directors, to enter into a formal agreement by which Secureview will be granted an option to acquire a 50% working interest in the Las Carachas Property in Argentina.

In order to earn the interest, Secureview will:

a) Make exploration and/or development expenditures on the Property totalling US$1,000,000 over the four-year period following the execution of a formal agreement. A minimum annual exploration expenditure of US$100,000 will be required.

b) Issue to the Company a total of 50,000 common shares upon signing the formal agreement and then 50,000 common shares annually thereafter, commencing on the first anniversary of the execution of the formal agreement, and continuing as long as Secureview is in the process of earning its interest under the formal agreement.

No formal agreement has been signed and it will be subject to regulatory approval.

6. MINERAL PROPERTY INTERESTS (cont'd)

Los Azules (Argentina)

The Company entered into a letter of understanding with MIM Argentina Exploraciones S.A. ("MIM"), granting MIM an option to acquire a 100% interest in the Los Azules project in Argentina.

To earn its interest MIM must make cash payments totalling US$560,000 and incur exploration expenditures totalling US$1,000,000 by May 15, 2008. The Company has an option to repurchase a 25% interest upon completion of a feasibility study. The final agreement is subject to regulatory approval.

Opikeigen Lake (Ontario)

The Company entered into a letter of intent on October 9, 2002, as amended during the current year, to acquire a 50% interest in the Opikeigen Lake gold property located in Ontario. The Company issued 25,000 common shares valued at $22,000, and agreed to issue an additional 300,000 common shares and to incur $500,000 in staged exploration expenditures over two years as follows:

a) issue 100,000 common shares on acceptance of the amendment (issued subsequent to year-end);

b) issue an additional 100,000 common shares and spend $250,000 on exploration ($103,920 incurred) on or before October 15, 2004;

c) issue an additional 100,000 common shares and spend an additional $250,000 on exploration on or before October 15, 2005.

In fiscal 2002, the Company issued 31,250 common shares at a value of $27,500 as finder's fees.

Spring Gold Claims (New Brunswick)

The Company holds a 51% interest in the Spring property located in New Brunswick. The Company entered into an agreement with the Province of New Brunswick whereby the province granted monies to the Company for exploration costs incurred. These grants, when received, are included in costs recovered. During the current year, the Company received final payment of $19,500 and in fiscal 2002 received $22,500.

6. **MINERAL PROPERTY INTERESTS** (cont'd...)

Shotgun Claims (Alaska)

The Company entered into an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska. To earn its interest, the Company issued common shares valued at $150,000, is required to issue additional common shares with a total value of $750,000, and to incur exploration expenditures totalling US$3,000,000 by May 31, 2006. The Company is required to incur exploration expenditures totalling US$1,000,000 on or before May 31, 2004. The Company is currently negotiating with the optionor to extend the deadline. During the current year, the company and the optionor agreed that the exploration expenditures incurred outside the Shotgun Claims boundaries, but within the area of mutual interest would be applied as part of the US$1,000,000 requirement.

After the first option is completed, the Company has the option to earn an additional 20% interest by incurring exploration expenditures totalling US$6,000,000 and issuing $1,000,000 of common shares by May 31, 2009. The claims are subject to a 5% net proceeds royalty. As a finder's fee, the Company issued warrants to acquire 625,000 common shares exercisable at $0.40 per share until October 4, 2004. The fair market value of these warrants using the Black-Scholes option pricing model was $117,399 and is included in acquisition costs at December 31, 2002.

Lake Illiamna-Bristol Bay (Alaska)

The Company entered into a farm-out agreement with BHP Billiton Mineral Exploration Inc. ("BHPB") to acquire the right to earn a 70% interest in certain mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska. The Company agreed to the following:

i) Incur exploration costs of not less than US$800,000 on or before September 30, 2004. These costs must include 1,750 meters of diamond drilling.

ii) Issue to BHPB, 250,000 share purchase warrants. The warrants are exercisable at an exercise price of $1.80 per share until November 30, 2004.

iii) If BHPB exercises its share purchase warrants, then the Company must incur cumulative exploration costs of US$2,500,000 on or before September 26, 2006.

During the current year, the Company issued 50,000 common shares with a value of $40,000 as a finder's fee.

During the current year, subject to regulatory approval, the Company entered into an option agreement with Geocom, a company with a common director, to earn from the Company a 75% interest of the Company's 70% interest in the Lake Iliamma project. To earn its interest, Geocom must expend US$500,000 in exploration costs prior to September 26, 2004. If BHPB exercises its share purchase warrants in (iii) above, then Geocom is required to incur additional exploration costs of US$1,452,564.

6. MINERAL PROPERTY INTERESTS (cont'd...)

Lake Illiamna-Bristol Bay (Alaska) (cont'd...)

The farm-out agreement is subject to BHPB's right to back in to a 70% ownership of the property by financing the project to a feasibility study and to an 80% ownership by financing the property to bring a mine into commercial production.

Rock Creek Claims (Alaska)

The Company entered into an option agreement in June 2002 to acquire a 49.9% interest in certain patented mineral claims and mining leases located in the Cape Nome recording district, Alaska.

In 2003, the Company decided not to continue with the agreement. Acquisition costs of $50,000 and deferred exploration costs of $557,537 were written off to operations, in 2002.

7. DEFERRED EXPLORATION COSTS

	Solitario Properties, Argentina	Opikeigen Lake, Ontario	Spring Gold Claims, New Brunswick	Shotgun Claims, Alaska	Lake Illiamna -Bristol Bay, Alaska	Total 2003
Deferred exploration costs, beginning of year	$ 1,999,136	$ 2,504	$ 94,124	$ 21,392	$ -	$ 2,117,156
Additions during the year						
Administrative	-	4,470	121	11,748	1,650	17,989
Airborne surveying	-	-	-	312,350	-	312,350
Assaying	-	-	780	16,571	-	17,351
Field expenditures	5,181	27,318	-	91,579	-	124,078
Field personnel	96,829	40,794	-	60,868	-	198,491
Geological consulting	55,311	26,350	5,820	27,138	2,650	117,269
Legal	6,764	-	-	-	-	6,764
Miscellaneous	1,016	2,484	35	484	-	4,019
Property leases and taxes	2,010	-	-	350	-	2,360
Transportation and freight	7,896	-	-	4,417	-	12,313
	175,007	101,416	6,756	525,505	4,300	812,984
Costs recovered	(25,000)	-	(19,500)	-	-	(44,500)
Deferred exploration costs, end of year	$ 2,149,143	$ 103,920	$ 81,380	$ 546,897	$ 4,300	$ 2,885,640

7. DEFERRED EXPLORATION COSTS (cont'd…)

	Solitario Properties, Argentina	Opikeigen Lake, Ontario	Spring Gold Claims, New Brunswick	Shotgun Claims, Alaska	Rock Creek Claims, Alaska	Lake Illiamna -Bristol Bay, Alaska	Total 2002
Deferred exploration costs, beginning of year	$ 1,888,726	$ -	$ 44,181	$ -	$ -	$ -	$ 1,932,907
Additions during the year							
Administrative	-	-	5,585	-	20,679	-	26,264
Airborne surveying	2,516	-	780	-	-	-	3,296
Assaying	-	-	1,991	-	30,002	-	31,993
Drilling	-	-	-	-	185,314	-	185,314
Field expenditures	-	-	35,651	-	68,981	-	104,632
Field personnel	36,539	-	21,095	-	46,690	-	104,324
Geological consulting	44,802	2,504	2,717	18,914	119,114	-	188,051
Legal	9,220	-	-	-	6,906	-	16,126
Miscellaneous	-	-	569	606	19,691	-	20,866
Property leases and taxes	35,039	-	1,298	-	15,688	-	52,025
Transportation and freight	2,294	-	2,757	1,872	44,472	-	51,395
	130,410	2,504	72,443	21,392	557,537	-	784,286
Written-off during the year	-	-	-	-	(557,537)	-	(557,537)
Costs recovered	(20,000)	-	(22,500)	-	-	-	(42,500)
Deferred exploration costs, end of year	$ 1,999,136	$ 2,504	$ 94,124	$ 21,392	$ -	$ -	$ 2,117,156

8. DEFERRED FINANCING COSTS

Deferred financing costs consist of the finder's fee of $10,500 paid to obtain the convertible debenture (Note 10).

	2003	2002
Finder's fee	$ 10,500	$ -
Amortization	(1,549)	-
	$ 8,951	$ -

9. LONG-TERM DEBT

During the current year, the Company issued 409,092 common shares to settle long-term debt.

	2003	2002
July 1, 2003 payment due date	$ -	$ 40,000
July 1, 2004 payment due date	-	50,000
	-	90,000
Less: current portion	-	(40,000)
	$ -	$ 50,000

10. CONVERTIBLE DEBENTURE

	2003	2002
Convertible debenture with a face value of $150,000, bearing interest at 8% per annum (payable quarterly), maturing November 7, 2004. The debenture is convertible into common shares at the option of the holder at $0.25 per share. For each common share issued there is attached a share purchase warrant which entitles the holder thereof to purchase another common share of the Company at $0.25 per share until November 7, 2005. On issuance, the relative fair value of $15,000 attributed to the equity component of the debenture was classified as equity component of convertible debenture. The debt component will be accreted to its face value over the term of the debenture by the recording of additional interest expense. A finder's fee of $10,500 was paid during the current year.	$ 150,000	$ -
Total convertible debenture	150,000	-
Balance to be accreted	(12,799)	-
Net convertible debenture	$ 137,201	$ -

11. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities are amounts due to related parties at December 31, 2003 totalling $188,219 (2002 - $10,031) for services rendered and are non-interest bearing, unsecured and have no fixed terms of repayment.

The fair value of the amounts due to or from related parties cannot be determined as there are no specific terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2002 - $30,000) to a director.

b) Paid or accrued administration fees of $12,000 (2002 - $12,000) to an individual related to a director.

c) Paid or accrued deferred exploration costs of $162,352 (2002 - $127,286) to a company controlled by common directors and $5,666 (2002 - $Nil) to a company controlled by a director.

d) Paid or accrued rent of $42,000 (2002 - $34,000) to a company controlled by a common director.

e) Paid or accrued consulting fees of $49,200 (2002 - $15,500) to a director and a company controlled by a director.

f) Paid or accrued property investigation expenses of $159,051 (2002 - $10,000) to a company controlled by common directors.

g) Paid or accrued legal fees of $48,608 (2002 - $53,755) to a law firm, of which a director of the Company is a partner.

h) Recognized stock-based compensation expense of $29,874 to directors.

i) Subject to regulatory approval, the Company optioned a 75% interest in the La Carolina Property, to a corporation having a director in common.

j) Subject to regulatory approval, the Company optioned a 50% interest in the Las Carachas property, to a corporation having a director in common.

k) Subject to regulatory approval, the Company optioned a 75% interest in the Lake Illiamna-Bristol Bay Claims, to a corporation having a director in common.

These transactions were in the normal course of operations and are measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
90,000,000 common shares, without par value			
10,000,000 Class "A" non-voting convertible redeemable shares, without par value			
Issued			
1,974,907 Class "A" shares (2002 - 1,974,907) with a stated value of $Nil			
Common shares issued			
Balance, December 31, 2001	4,424,295	$ 9,061,850	$ -
Flow-through private placement	675,000	405,000	-
Finder's fee on flow-through private placement	27,000	-	-
Private placements	3,250,000	1,300,000	-
Finder's fee on private placements	95,375	-	-
Exercise of warrants	125,000	50,000	-
Exercise of stock options	181,250	83,500	-
Acquisition of mineral properties	237,500	107,000	-
Settlement of long-term debt	57,500	30,000	-
Finder's fee on mineral properties (a)	31,250	27,500	117,399
Issuance costs	-	(51,700)	-
Stock-based compensation	-	-	83,866
Balance, December 31, 2002	9,104,170	11,013,150	201,265
Private placement (b)	2,429,500	394,900	139,590
Finder's fee on private placement (b)	129,465	21,043	7,439
Finder's fee on private placement (b)	-	(21,043)	(7,439)
Issuance costs, commissions (b)	-	(12,700)	-
Exercise of warrants – finder's fee on mineral properties (c)	425,000	226,351	(56,351)
Exercise of warrants – private placement	400,000	116,000	-
Exercise of stock options	69,500	41,700	-
Acquisition of mineral properties	462,500	125,000	-
Settlement of long-term debt	409,092	90,000	-
Finder's fee on mineral properties	50,000	40,000	-
Stock-based compensation	-	-	45,993
Balance, December 31, 2003	13,479,227	$ 12,034,401	$ 330,497

a) In fiscal 2002, the Company recorded the fair value of the finder's fee on the acquisition of the Shotgun claims as outlined in Note 6. The finder received 625,000 warrants exercisable at $0.40 until October 4, 2004 as compensation for the placement. The finder's warrants were recorded at a relative fair value of $117,399.

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

b) On December 3, 2003, the Company issued 2,429,500 units at a price of $0.22 per unit for gross proceeds of $534,490. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for $0.25 expiring December 3, 2005. Of the total consideration, $394,900 was allocated to the common stock and $139,590 was allocated to contributed surplus for the warrants. A finder's fee of $12,700 and 129,465 units was paid as compensation for the placement. The finder's fee units were valued at $28,482, of which $21,043 was allocated to common stock and $7,439 was allocated to the warrants in contributed surplus.

c) During the current year, the Company issued 425,000 shares at a price of $0.40 per share upon the exercise of warrants for cash proceeds of $170,000. These warrants, which had a corresponding fair value of $56,351 on original issuance, were recorded as capital stock, (see a) above).

Stock options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, December 31, 2001	441,922	$	0.68
Options granted	635,000		0.60
Options expired/cancelled	(235,547)		0.84
Options exercised	(181,250)		0.46
Balance, December 31, 2002	660,125		0.60
Options granted	428,000		0.22
Options expired/cancelled	(93,125)		0.62
Options exercised	(69,500)		0.60
Balance, December 31, 2003	925,500	$	0.43
Number of options currently exercisable	925,500	$	0.43
Weighted average fair value of options granted during fiscal 2003		$	0.11
Weighted average fair value of options granted during fiscal 2002		$	0.47

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options (cont'd...)

As at December 31, 2003, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
297,500	$ 0.60	October 20, 2004
200,000	0.64	November 24, 2004
428,000	0.22	September 3, 2005

As outlined in Note 17, certain stock options were repriced subsequent to year end.

Stock-based compensation

During fiscal 2002, the Company used the intrinsic method to calculate stock-based compensation. Had the Company used the fair value method, the following would have resulted:

	2002
Loss as reported	$ (1,206,206)
Compensation expense under Section 3870	(213,937)
Pro forma net loss	$ (1,420,143)
Pro forma basic and diluted loss per common share	$ (0.24)

The total stock-based compensation recognized under the fair value method was $45,993 (2002 - $83,866), using the Black-Scholes option-pricing model.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	2003	2002
Risk-free interest rate	2.98%	3.32% to 3.59%
Expected life of options	2 years	2 years
Annualized volatility	90%	122% to 133%
Dividend	0.00%	0.00%

12. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

At December 31, 2003, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
2,187,500	$ 0.29	August 2, 2004 (i)
412,500	0.29	September 2, 2004 (i)
450,000	0.40	September 17, 2004
337,500	0.29	November 14, 2004 (i)
250,000	1.80	November 18, 2004
2,558,965	0.25	December 3, 2005

(i) During the current year, these warrants were repriced to $0.29 per share. These repriced warrants were subject to a forced exercise provision, which was that if the Company's shares traded at $0.365 or higher for 10 consecutive trading days, the warrant holders then would have 30 days to exercise their warrants, otherwise these warrants would expire on the 31st day. This event occurred prior to year end, and on January 12, 2004, 435,000 warrants were exercised, and the balance of 2,502,500 warrants expired unexercised.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, funds held in trust, receivables, marketable securities, accounts payable and accrued liabilities and convertible debenture. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in Argentina. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in Argentina. The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

14. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. The Company's mining operations are centralized whereby management of the Company is responsible for business results and the everyday decision making. The Company's operations therefore are segmented in one reporting segment being mineral property interests.

14. SEGMENTED INFORMATION (cont'd…)

The Company's mineral property interests are located in Argentina, Canada and the United States.

The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items that are not allocated to the individual operating segments when determining profit and loss are attributed to the corporate head office.

	2003	2002
Loss for the year		
Argentina	$ (31,910)	$ (52,609)
Canada	(637,606)	(546,060)
United States	-	(607,537)
	$ (669,516)	$ (1,206,206)

	Total Assets	Mineral Properties	Deferred Exploration Costs	Other Assets
2003				
Assets				
Argentina	$ 2,744,871	$ 595,728	$ 2,149,143	$ -
Canada	620,243	59,500	185,300	375,443
United States	858,596	307,399	551,197	-
	$ 4,223,710	$ 962,627	$ 2,885,640	$ 375,443

	Total Assets	Mineral Properties	Deferred Exploration Costs	Other Assets
2002				
Assets				
Argentina	$ 2,594,864	$ 595,728	$ 1,999,136	$ -
Canada	708,427	59,500	96,628	552,299
United States	163,791	142,399	21,392	-
	$ 3,467,082	$ 797,627	$ 2,117,156	$ 552,299

15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2003 included:

a) The Company issuing 462,500 common shares valued at $125,000 pursuant to the Shotgun Claims mineral property agreement.

b) The Company issuing 50,000 common shares valued at $40,000 as a finder's fee pursuant to the Lake Illiamna-Bristol Bay mineral property agreement.

c) The Company issuing 409,092 common shares to settle $90,000 of long-term debt.

d) The Company receiving 25,000 common shares of Tenke valued at $25,000, pursuant to the Solitario Properties mineral agreement.

e) The Company receiving 433,333 common shares of Dasher valued at $65,000 in full settlement for a note receivable.

f) The Company recording the fair value of $139,590 for the warrants and $7,439 for agent's warrants relating to the finder's fee.

Significant non-cash transactions during the year ended December 31, 2002 included:

a) The Company issuing 237,500 common shares pursuant to several property payments, totalling $107,000 as follows:

	Common Shares	Valued At
Opikeigen Lake	25,000	$ 22,000
Spring Gold Claims	25,000	10,000
Shotgun Claims	62,500	25,000
Rock Creek Claims	125,000	50,000
	237,500	$ 107,000

15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

b) The Company issuing 31,250 common shares valued at $27,500 as a finder's fee on the acquisition of the Opikeigen Lake Gold property.

c) The Company issuing 57,500 common shares to settle $30,000 of long-term debt.

d) The Company issuing 250,000 common shares for total proceeds of $100,000 received as share subscriptions for the fiscal year ended December 31, 2001.

e) The Company receiving 25,000 common shares of Tenke for an agreed value of $20,000, pursuant to the Solitario Properties option agreement.

16. INCOME TAXES

A reconciliation of current income taxes (recovery) at statutory rates with the reported taxes (recovery) is as follows:

		2003		2002
Loss for the year	$	(669,516)	$	(1,206,206)
Expected income taxes recovery at statutory rates	$	(251,738)	$	(477,658)
Difference in foreign tax rates		11,998		20,833
Net non-deductible items		153,067		240,585
Deductible item		(6,985)		-
Unrecognized benefits of non-capital losses		93,658		216,240
Total income tax recovery	$	-	$	-

Details of future income tax assets are as follows:

		2003		2002
Future income tax assets:				
Non-capital loss carryforwards	$	545,000	$	964,900
Capital loss carryforwards		2,000		-
Mineral property and related exploration expenditures		536,000		1,541,300
Equipment		12,000		11,500
Other		23,000		-
Total future income tax assets		1,118,000		2,517,700
Less: valuation allowance		(1,118,000)		(2,517,700)
Net future income tax assets	$	-	$	-

16. INCOME TAXES (cont'd...)

The Company has available for deduction against future taxable income non-capital losses of approximately $1,500,000. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has net capital losses of approximately $9,000 and resource exploration expenditures of approximately $5,300,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

17. SUBSEQUENT EVENTS

Subsequent to December 31, 2003 the Company:

a) Issued 435,000 common shares at $0.29 per share pursuant to the exercise of share purchase warrants.

b) Issued 100,000 common shares valued at $30,000 pursuant to the Opikeigen Lake mineral property agreement (Note 6).

c) Repriced 297,500 incentive stock options granted to employees, directors and consultants expiring October 20, 2004 from $0.60 to $0.32 per share.

d) Repriced 200,000 incentive stock options granted to employees, directors and consultants expiring November 24, 2004 from $0.64 to $0.32 per share.

TNR GOLD CORP.

Suite 620-650 West Georgia Street
Vancouver, British Columbia V6B 4N9
Ph (604) 687 7551 Fax: (604) 687 4670

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of TNR Gold Corp. (the "Company") will be held at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, on **Thursday, June 10, 2004 at 10:00 a.m.** for the following purposes:

1. To receive the Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003 and the auditors' report thereon;

2. To fix the number of directors to be elected for the ensuing year at five;

3. to elect directors of the Company for the ensuing year;

4. To appoint the auditors for the Company for the ensuing year and authorize the Directors to fix the auditors' remuneration;

5. To consider, and if thought fit, to pass, with or without amendment, a special resolution authorising the replacement of the Company's Articles of Incorporation and the amendments to its Notice of Articles, including the removal of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia) and the elimination of authorized share capital restrictions. The text of the special resolution is set out as Schedule "A" to the accompanying Information Circular and the proposed new Articles are set out in Schedule "B" to the accompanying Information Circular;

6. To approve the Company's 10% rolling Stock Option Plan, and grants thereunder;

7. To approve and authorize the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital as set out in the Information Circular; and

8. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Proxy Circular. The audited financial statements, auditors' report and form of proxy accompany this Notice.

The Directors have fixed the close of business on May 6, 2004 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy. A shareholder who is unable to attend the Meeting in person and who wishes to ensure that their shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of Proxy and deliver it to the Company's transfer agent: PACIFIC CORPORATE TRUST COMPANY, 10TH floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, FACSIMILE (604) 689-8144, by fax, hand or by mail in accordance with the instructions set out in the form of Proxy and Management Proxy Circular.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Schellenberg"
President, Director

May 6, 2004
Vancouver, British Columbia

TNR GOLD CORP.

620 – 650 West Georgia Street
Vancouver, B.C., V6B 4N9

MANAGEMENT INFORMATION CIRCULAR FOR THE 2004 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

This information is given as at May 6, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of **TNR GOLD CORP.** (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected that the solicitation will be primarily by Mail. Proxies may also be solicited personally by employees of the Company. Cost of the Solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of PROXY must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's Transfer Agent, PACIFIC CORPORATE TRUST COMPANY no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 and its fax number is (604) 689-8144

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of the Company confer discretionary authority upon the Chairman of the Meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles.

In addition to revocation in any other manner permitted by law, a member may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a member present in person, whereupon such proxy shall be deemed to be have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Most members of the Company are "non-registered" members ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. In addition, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the "Proxy Solicitation Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them or unless there is a special meeting involving abridged timing under NI 54-101. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation ("ADP"), to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with the Transfer Agent as provided above**; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 shares divided into 90,000,000 common shares without par value and 10,000,000 Class "A" Non-voting Convertible Redeemable Shares without par value. As at May 6, 2004 there are **14,014,247** common shares and 1,974,907 Class A Non-voting Convertible Redeemable Shares issued and outstanding. Each Common Share carries the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 6th day of May, 2004, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company only the following own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

NAME OF MEMBER	NUMBER OF SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING SHARES
None		

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services, in all capacities, to the Company in each of the three financial years ended December 31, 2003, in respect of the Chief Executive Officer and each of the Company's other four most highly paid executive officers as at December 31, 2003 with annual compensation in excess of $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended Dec 31	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Gary D. A. Schellenberg President	2003	$30,000	Nil	Nil	100,000(1)	Nil	Nil	Nil
	2002	$30,000	Nil	Nil	465,000(2)	Nil	Nil	Nil
	2001	$30,000	Nil	Nil	328,000(3)	Nil	Nil	Nil
	2000	$30,000	Nil	Nil	510,189	Nil	Nil	Nil

(1) 100,000 exercisable at $0.22 expiring on September 3, 2005.

(2) 200,000 exercisable at $0.16 expiring November 24, 2004, plus 265,000 options at $0.15 expiring October 20, 2004.

(3) 228,000 options at $0.15 exercisable January 2, 2003 and 100,000 options at $0.12 expired March 12, 2003.

B. Long-term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to any Named Executive Officers during the financial year ended December 31, 2003.

C. Options and Stock Appreciation Rights ("SARs")

The Company granted the following stock options to purchase common shares during the fiscal year ended December 31, 2003 to Named Executive Officers.

OPTION/SAR GRANTS TO NAMED EXECUTICE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gary Schellenberg	100,000	23.4%	$0.22	$0.22	September 3, 2005
Paul Chung	70,000	16.4%	$0.22	$0.22	September 3, 2005

The following are the particulars of all stock options which were granted since the date of commencement of the Company' last completed financial year on January 1, 2003, and remaining outstanding. 69,500 options were exercised during this period.

ALL OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Optionee	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
5 Directors and 4 Employees	428,000	100%	$0.22	$0.22	September 3, 2005

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTIONS/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Gary Schellenberg	57,000	$34,000	216,250	Nil
Heather Schellenberg	12,500	$7,500	45,500	Nil

During the most recently completed financial year, a total of $30,000. was paid or accrued in management fees to Gary D. A. Schellenberg, President and a Director of the Company pursuant to a management agreement.

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with TSX Venture Exchange Policy at the discretion of its Board of Directors.

E. Termination of Employment, Changes in Responsibility & Employment Contracts

There are no employment contracts between the Company and any of its Named Executive Officers. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers of the Company to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000, except as referred to under the heading "Management Contracts" below.

F. Management Contracts

Pursuant to a Management Contract with the Company, the Chief Executive Officer of the Company receives the sum of $2,500. per month, plus reasonable expenses, which Management Contract is renewable on an annual basis.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five.

Advance notice of the Meeting was published pursuant to section 111 of the *Company Act* in the Vancouver Province on March 22, 2004, and no nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Offices Held	Present Principal Occupation[(1)]	Director Since	Shares Beneficially Owned or Controlled[(3)]
Gary D. A. Schellenberg[(1)] President and Director	President of TNR Gold Corp., Geologist/Resource Executive	August 27, 1990	71,167
Paul Chung[(1)] Secretary and Director	Geologist	December 12, 1994	11,594
John Fraser Director	Geologist, independent consultant through Fraser Geological Services Inc (private consulting company) VP Exploration, Northern Lion Gold Corp (NL.TSX)	January 22, 2004	Nil
Christopher Engle Herald[(2)] Director	Resource Executive	June 22, 1998	Nil
Greg Johnson	Geologist/Resource Executive	June 19, 2002	25,000

(1) Includes occupations for the preceding 5 years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) Member of Audit Committee.

(3) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

The above information was provided by management of the Company.

Pursuant to the provisions of the *Business Corporations Act* of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of Gary D. A. Schellenberg, Christopher Herald and John Fraser. The Company does not have an executive committee.

B. Appointment of Auditor

The persons named in the enclosed instrument of proxy will vote for the reappointment of Davidson & Company Chartered Accountants, of Vancouver, B.C. as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors.

C. Amending the Company's Constating Documents

The shareholders of the Company will be asked to consider and, if thought fit, pass a special resolution (the "Special Resolution"), with or without variation, in the form attached as Schedule "A" to this Circular, to replace the Company's current Articles of Incorporation with a new set of Articles in the form attached as Schedule "B" to this Circular (the "New Articles"), and alter its Notice of Articles to clarify that certain provisions of the British Columbia *Company Act* (the "Company Act") are not applicable to the Company.

On March 29, 2004, the Company Act was replaced with the British Columbia *Business Corporations Act* (the "New Act"). The New Act marks the first significant update to companies legislation in B.C. since the 1970's and was intended to provide B.C. companies with more flexibility in carrying out their businesses.

All previously existing companies incorporated in British Columbia at the time the New Act came into force are required to complete certain steps necessary to ensure compliance with the requirements of the New Act (the "Transition Rollover"), which must be completed no later than March 29, 2006. As well, until a company completes the Transition Rollover, the New Act imposes certain prohibitions and limitations on a company, such as a prohibition on the alteration of its constating documents. The Company has, or will by the date of the meeting have, completed the steps to complete the Transition Rollover, including the filing of a Transition Application and Notice of Articles with the Registrar of Corporations. The Notice of Articles is a prescribed document under the New Act and is meant to replace the Company's Memorandum.

As the New Act provides certain new advantages not previously available to the Company, the Company proposes to replace the current articles of incorporation with the New Articles and to make certain amendments to its Notice of Articles. In order to alter these constating documents, the shareholders of the Company must pass the Special Resolution.

Replacing the Company's Articles

The Company's current Articles became effective on December 10, 1990 pursuant to the Company Act. These Articles do not allow the Company to take advantage of the more flexible provisions of the New Act, and include references to terms such as 'Company Act', 'Memorandum' and 'share register' which are no longer used under the New Act.

If the Special Resolution is passed by shareholders at the Meeting, the New Articles will replace the Company's current articles. The material differences of the New Articles as compared to the Company's current articles include:

1. the approval threshold for a special resolution is reduced from 75% to 66 2/3% of the votes cast. This threshold is consistent with the *Canada Business Corporations Act* and other Canadian provincial companies legislation;
2. the residency requirements for directors is eliminated. This change will allow the Company to select the best possible directors with the most expertise, regardless of their residency;
3. the Company will be permitted to issue fractional shares;
4. the Company's president, if any, will no longer be required to be a director of the Company;
5. the Company will no longer be required to appoint certain named corporate officers, including a President or a Corporate Secretary;
6. the Company will no longer be required to seek court approval to indemnify directors or officers of the Company in certain circumstances;
7. the Company will be permitted to hold electronic and telephone shareholder and directors meetings;
8. the Company will be permitted to hold meetings of shareholders or of directors outside of British Columbia

Amending the Company's Notice of Articles

All companies which completed the Transition Rollover are subject to the 'Pre-Existing Company Provisions" ("PECPs"). The PECP includes the requirement to maintain the Company Acts old 75% approval threshold for a special resolution. If the PECPs continue to apply to the Company, the Company will not be able to adopt the New Articles. As part of the Special Resolution, the Company proposes to remove the application of the PECPs to the Company. The PECPs can be found in their entirety within the Regulations to the New Act.

Additionally, under the Company Act, a company was required to enumerate a fixed maximum number of shares that could be issued for each class of shares. The New Act allows a company, if it so specifies in its Notice of Articles, to provide for an unlimited number of shares in respect of each class or series that may be issued pursuant to the Company's authorized capital. If the Special Resolution is passed by shareholders at the Meeting, the Company's authorized capital will be increased from 100,000,000 shares, comprised of 90,000,000 common shares without par value and 10,000,000 Class "A" non-voting convertible redeemable shares without par value to an unlimited amount, comprised of an unlimited number of common shares and an unlimited number of Class "A" non-voting convertible redeemable shares without par value.

The New Articles and the amendments to the Notice of Articles, as detailed above, are subject to the approval of the TSX Venture Exchange and the approval of the shareholders by way of special resolution. In order for the New

Articles and amendments to the Notice of Articles to be approved, the Special Resolution must be passed, with or without variation, by the Shareholders present at the Meeting, either in person or by proxy, by at least 3/4 of the votes cast at the Meeting.

If the Special Resolution is passed and the TSX Venture Exchange grants its approval, the Company will deposit the Special Resolution at its record office and file an amendment to its Notice of Articles with the Registrar of Corporations. The New Articles would become effective after the amendment to the Notice of Articles has been filed.

D. Approval of 10% Rolling Stock Option Plan

At the Company's Annual General Meeting held June 19, 2002, Members of the Company authorized the directors to establish a rolling Stock Option Plan (the "Rolling Plan"), under which the Directors were authorized to grant options for 10% of the issued and outstanding shares of the Company from time to time. The purpose of a Stock Option Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company 's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSX").

Under the Policies of the Exchange options granted under such a rolling plan are not required to have a vesting period, although the directors may continue to grant options with vesting periods, as the circumstances require. The Rolling Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Rolling Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to any one person exceeding 5% of the issued shares of the Company;

   (b) the issuance, within a one year period, to insiders of the Company of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the Exchange) who provides Investor Relations services of a number exceeding 2% of the issued shares of the Company.

2. The aggregate number of shares which may be issued pursuant to options granted under the Rolling Plan, may not exceed 10% of the issued and outstanding shares of the Company as at the date of the Grant.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if the Company is listed on Tier 2, TSX Venture Exchange or without any allowable discount if the Company is listed on Tier 1, TSX Venture Exchange or on the TSX.

4. The options may be exercisable for a period of up to 5 years. The options may be exercisable for a period of up to 10 years if the Company is listed on Tier 1, TSX Venture Exchange, or on the TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Rolling Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

The Rolling Plan must be approved yearly by the shareholders of the Issuer in order to re-set the number of shares that can be granted under the Rolling Plan.

If shareholder approval of the Rolling Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Rolling Plan will not require further shareholder approval although notice of options granted under the Rolling Plan must be given to the Exchange. Any amendments to the Rolling Plan must also be approved by the Exchange and, if necessary, by the shareholders of the Company prior to becoming effective.

Shareholder approval of the Rolling Plan requires a simple majority of the votes cast by the Shareholders who are not insiders of the Company, or associates of such insiders. Thus, as of May 6, 2004, the record date for the Meeting, and based on information available to the Company, the votes attached to 107,761 Shares are not eligible to vote for the approval of the Plan.

The text of the Rolling Plan is available for review by any Shareholder up until the day preceding the Meeting at the Company's registered and records offices at 2080 – 777 Hornby Street, Vancouver, British Columbia.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

> "**BE IT RESOLVED THAT** the Stock Option Plan authorizing the directors to grant options on shares up to a maximum of 10% of the Company's shares issued and outstanding from time to time, as at the date of the relevant Grant, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution."

If this resolution is approved by shareholders it is expected that the Board of Directors will in due course grant further options under the Rolling Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

E. Future Share Issuances in excess of 20% of the Company's Capital:

The Company requests that the shareholders consider and, if thought appropriate, ratify and approve the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 17th day of May, 2004.

BY ORDER OF THE BOARD

"Gary D. A. Schellenberg"
Gary Schellenberg, President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

"Gary D. A. Schellenberg"
Gary Schellenberg, President, CEO

"Paul Chung"
Paul Chung, Director, CFO

SCHEDULE "A"

SPECIAL RESOLUTION AUTHORIZING AMENDMENT TO THE COMPANY'S CONSTATING DOCUMENTS

WHEREAS pursuant to the British Columbia *Business Corporations Act* (the "Act"), which came into force on March 29, 2004, the Company has filed a transition application and notice of articles with the B.C. Registrar of Companies (the "Registrar") and now wishes to make amendments to its articles as permitted by the Act.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. A Notice of Alteration to the Notice of Articles be completed as required and be attached hereto as Schedule '1' which provides that:
   a. The Pre-Existing Company Provisions no longer apply to the Company; and
   b. The authorized capital of be increased from 100,000,000 shares, comprised of 90,000,000 common shares without par value and 10,000,000 Class "A" non-voting convertible redeemable shares without par value to an unlimited amount, comprised of an unlimited number of common shares and an unlimited number of Class "A" non-voting convertible redeemable shares without par value.

2. the Articles of the Company, as filed with the Registrar prior to the Act coming into force on March 29, 2004, be altered by deleting all of the provisions thereof, and that all the provisions in the Articles attached and marked as Schedule "B" be adopted as the Articles of the Company, and that the articles be altered accordingly;

3. Any director or officer of the Company be authorized or directed for and on behalf and in the name of the Company to execute, deliver and, where necessary, file the Notice of Alteration to the Notice of Articles together with the Company's Articles and any supporting documentation required for the purpose of giving effect to these resolutions; and

4. It is a condition of this resolution that the alterations to the Company's Articles, referred to in paragraphs 2 and 3, do not take effect until the Notice of Alteration to the Notice of Articles is filed with the Registrar.

SCHEDULE "B"

PROPOSED ARTICLES OF THE COMPANY

Incorporation Number : 339050

TNR GOLD CORP.

(the "Company")

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) *"Business Corporations Act"* means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act;

(3) *"Interpretation Act"* means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company;

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, and unless the context requires otherwise, apply to these Articles as if the Articles were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2. 3 Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient for delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, the director must, on production of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as the directors think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to the directors that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as order by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SECURITIES REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2. Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company;

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the share represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into title of the person named in the instrument of transfer as transferee or, if no person in named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the director may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached the share of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is not insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

The Company may be special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever the directors think fit, call a meeting of shareholders.

10.4 Location of Meeting

A general meeting of the Company may be held anywhere in North America, as determined by the directors.

10.5 Notice of Meeting of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, twenty-one days;

(2) otherwise, ten days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, twenty-one days;

(2) otherwise ten days.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months, or , in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5:00 p.m. on the date immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any persons entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

   (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

   (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds, of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within ½ hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.8(2) was adjourned, a quorum is not present within ½ hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within fifteen minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that the chair of the board and the president will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decision by Show of Hands or Poll

Every motion put to a vote at a meeting of shareholders will be decided on a show of hand unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs.

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of a meeting of the shareholders must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote by which a chair of a meeting of shareholders is elected.

11.21 Poll not Available in respect of Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy at the meeting, and, during that period, make such ballots and proxies available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first in the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representative of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions do not Apply to Public Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one ore more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not be Shareholder

A person must not be appointed as proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of the company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoint [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____

____

Signed [month, day, year]

____

Signature of shareholder

____

Name of shareholder – [printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premium for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors.

then each directors then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Article.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not reelected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Article, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Article 13.1 and 13.2, between annual general meetings or unanimous resolutions, contemplated by Article 10.2, the directors may appoint one ore more additional directors, by the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one ore more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may removal any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director cease to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place or his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration of Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company, such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors, must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is defined in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior office who holds any office or possesses any property, right or interest that could result directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchase or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested in liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director of Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and subject to the *Business Corporations Act,* the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

- (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;
- (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or
- (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting;

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the director or of any committee of the directors in person or by telephone, if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner,

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolution in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it has been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the director's powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

 (a) the power to fill vacancies in the board of directors;

 (b) the power to remove a director;

 (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

 (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meeting but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors, may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officers may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current or threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a) is or may be jointed as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in , or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;
(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;
(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust or joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorized payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive a payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address of the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time to capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures, or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mailing addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person, as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest to Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purposes of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company, are, in accordance with the *Business Corporations Act* or these

Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph pr print such definitive or interim share certificate or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer may in writing authorized such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated securities" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27. SPECIAL RIGHTS & RESTRICTIONS

27.1 Definitions

In this section, "Common Shares" means the common shares without nominal or par value of the Company as said shares were constituted on January 11, 1988, or as subsequently consolidated or subdivided and any other shares resulting from reclassification or change of such Common Shares for amalgamation, consolidation, merger or sale, or any other classes of common shares hereafter created.

27.2 Dividends

The Company shall not declare dividends on the Common Shares unless it shall, at the same time, declare and pay dividends on the Class "A" Non-Voting Convertible Redeemable Shares in the same amounts to which a holder of such number of Common Shares would have been entitled if the Class "A" Non-Voting Convertible Redeemable Shares had been converted immediately prior to the declaration and payment of such dividend.

27.3 Voting

The holders of the Class "A" Non-Voting Convertible Redeemable Shares shall be entitled to receive notice of, and to attend at all general meetings of the Company, but shall not be entitled to vote at such meetings. The holders of the Class "A" Non-Voting Convertible Redeemable Shares are entitled to vote at all meetings of the Class "A" Non-Voting Convertible Redeemable Shares and shall have one (1) vote for each Class "A" Non-Voting Convertible Redeemable Share held.

27.4 Conversion

(a) The Class "A" Non-Voting Convertible Redeemable Shares shall be convertible into common shares of the Company at any time after thirty (30) days after the deliver of Notice to the Shareholders of the receipt of the Company of a feasibility study recommending the placement into production of the Avalanche Mineral Claims located in the Lillooet Mining Division of British Columbia. Such conversion shall be on the basis of such number of Class "A" Non-Voting Convertible Redeemable Shares as, when multiplied by the deemed share price of $0.25, equal the deemed price of one (1) Common Share of the Company based on the ten (10) day average trading price of the Company's Common Shares on a recognized Canadian Stock Exchange prior to the date of the Notice. Fractional shares will not be issued.

(b) The Class "A" Non-Voting Convertible Redeemable Shares shall be cancelable at the option of the Company in the event Teck Corporation, any third party or the Company does not proceed with the exploration and development of the Avalanche Mineral Claims and the mineral claims are lost or abandoned.

(c) In the case any reclassification, change, consolidation or subdivision of the Common Shares on or prior to conversion or in case of any amalgamation, consolidation or merger of the Company with or into any other Company, or in the case of any sale of the properties and assets of the Company as, or substantially as, an entirety to any other Company, each Class "A" Non-Voting Convertible Redeemable Share shall, after such reclassification, change, consolidation, subdivision, amalgamation, merger or sale, be convertible into the number of shares or other securities or property of the Company, or such continuing, successor or purchasing Company, as the case may be, to which a holder of such number of Common Shares as would have been issued if such Class "A" Non-Voting Convertible Redeemable Share had been converted immediately prior to such reclassification, change, consolidation, subdivision, amalgamation, merger or sale would have been entitled upon such reclassification, change, consolidation, subdivision, amalgamation merger or sale.

27.5 Redemption

Subject to the provisions of the British Columbia *Business Corporations Act*, the Company may at any time after the issuance of the Class "A" Non-Voting Convertible Redeemable Shares, make a written request to a shareholder or shareholders that all or any part of their outstanding Class "A" Non-Voting Convertible

Redeemable Shares be converted into Common Shares at the conversion price as defined herein. If any shareholder or shareholders elect not to convert his Class "A" Non-Voting Convertible Redeemable Shares into Common Shares, the Company may redeem the Class "A" Non-Voting Convertible Redeemable Shares by paying to the shareholder or shareholders an amount equal to the deemed cost of $0.25 of the Class "A" Non-Voting Convertible Redeemable Shares plus any declared but unpaid dividends, subject to regulatory approval.

27.6 Amendments

The rights, conditions and limitations attached to the Class "A" Non-Voting Convertible Redeemable Shares may be amended, modified, suspended, altered or repealed, but only if consented to, or approved by the holders of the Class "A" Non-Voting Convertible Redeemable Shares, and in the manner hereinafter specified and in accordance with any requirements of the *Business Corporations Act* of British Columbia.

27.7 Approval

Any consent or approval required by the provisions of these Articles to be given by the holders of Class "A" Non-Voting Convertible Redeemable Shares shall be deemed to have been sufficiently given by a resolution passed at a meeting of holders of Class "A" Non-Voting Convertible Redeemable Shares, duly called and held upon not less than 21 days notice to the holders at which the holders of at least a majority of the outstanding Class "A" Non-Voting Convertible Redeemable Shares are present or are represented by proxy and carried by the affirmative vote of not less than 3/4 of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Chairman, and not less than 10 days' written notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose of which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than ¾ of the votes cast at such adjourned meeting shall constitute the consent or approval of the holders of the Class "A" Non-Voting Convertible Redeemable Shares. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the *Business Corporations Act*, or as set out in the Articles of the Company.

27.8 Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled, if such liquidation, dissolution or winding up, or other distribution of assets shall occur to receive the remaining property of the Company upon liquidation, dissolution, winding – up or other distribution on the same basis to which such number of Common Shares would have been issued if such Class "A" Non-Voting Convertible Redeemable Shares had been issued and converted immediately prior to such liquidation, dissolution, winding up or other distribution.

27.9 Notices

Any notice required to be given under the provisions attaching to the Class "A" Non-Voting Convertible Redeemable Shares to the holders thereof shall be given by posting the same in a postage prepaid envelope addressed to each holder at the last address of such holder appearing in such shareholders' register, or in the event of such address not so appearing, then to the address of such holder last known to the Company; provided that accidental failure or omission to give notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon.